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PITCH VIDEO   INVESTOR PANEL

LPPFUSION

Decentralized Clean Fusion Energy Generators

lppfusion.com   Middlesex NJ

Technology   Female Founder   Climate Change

Energy   Science & R&D

Highlights

1. Fast route to replace fossil fuels with cheap, zero pollution & zero nuclear waste fusion energy.

2. Highest ratio of fusion energy out to energy in of all private fusion companies.

3. Achieved the highest confined temperature of any fusion experimental device, over 2 billion degrees.

4. Patents issued in the U.S., China, Australia, Canada, and the European Union, with patent pending in

4 India.

5 Raised over $9 million from over 1000 investors.

6 Research published in leading peer-reviewed journals documenting the LPP Fusion device as the most advanced, privately funded fusion experiment in the world.

7 Easy path to fusion by using natural instabilities of plasmas, not fighting them. We imitate nature.

8 Highest plasma purity of any fusion experiment.

Our Team



Eric J. Lerner   President and Chief Scientist

A leading physicist in dense plasma focus research for 40 years. Eric developed an original model of the role of the quantum magnetic field effect and has pioneered in the application of astrophysical results to fusion energy research.



Ivana Karamitsos   Chief Information Officer, Communications Director

Ivy has been with LPPFusion for ten years. She manages IT work, directs the company's PR and communications, and writes and produces diverse media content, including videos and website development. Ivy graduated Computer Science at Binghamton SUNY.



Dr. Syed Hassan   Research Scientist

Dr. Hassan, a plasma physicist, has more than 20 years experience with the dense plasma focus device. Before joining LPPFusion in 2015, he worked for Purdue University's School of Nuclear Engineering.



Rudolph Fritsch   Mechanical Engineer, Secretary

Rudy has been President of Allsteel, a manufacturer of industrial metal-forming equipment, for 15 years. As an engineer and entrepreneur, he ran a successful family business in Canada for decades.



Dr. Warwick Dumas   Simulation Researcher

Warwick earned a Ph.D. in Applied Mathematics from the University of Leicester before joining LPP in 2012, where he simulates the plasma filaments that form when the capacitor banks are discharged.



Dejan Simurdic IT Adminstrator

Dejan is a Software Developer/Data Analyst with over 13 years of experience. He worked in multiple industries and in over 20 different coding and database platforms. He was born in Serbia and spent 3 years in Africa before coming to the US.



Dr. Robert Terry Computational Physics Consultant

Dr. Terry has had over 35 years of experience in simulation of plasma phenomena, including over 20 years at the US Naval Research Laboratory developing innovative methods for modeling the Z-pinch.

Fusion Energy - Freedom From Pollution and Prosperity for All

The oil and gas industry has delivered $1tn in profit a year on average

Profit in trillion US dollars adjusted to 2020 prices



Guardian graphic. Source: Aviel Verbruggen, University of Antwerp

Soaring oil and gas prices are once again draining trillions of dollars from the world economy, fueling global inflation. Fossil fuels have too little energy density for our needs, so we have to burn **14 billion tons per year,** creating pollution that **kills 7 million a year.** To move past the polluting fossil fuel age, we need technologies based on sustainable energy that is reliable, clean, cheap and safe. Fusion energy with pB11 fuel can solve our global environmental issues and

at the same time lift the standard of living for all, **providing energy that is ten times cheaper than any available today.** Our **pB11 fusion fuel produces no radioactive waste and it is millions of times more powerful than any energy source we use today.** This is because of the energy density of pB11 fuel is the highest of any fuel.

A switch to fusion energy can bring **peace to humanity** because when **energy becomes nearly free**, resource wars will no longer play a central role in our global economy and finance. Just as fossil fuels lifted the global standard of living because its energy density was far higher than energy from wood, **fusion energy**, with millions of times higher energy density can **revolutionize human society**, providing a decent standard of living for every person, while maintaining a sustainable global ecology.



3.5 oz pB11 FUEL
(THE SIZE OF A GUMMY BEAR)
PRODUCES THE SAME AMOUNT OF ENERGY AS...
126 TONS OF COAL
76 TONS OF OIL
58 TONS OF NATURAL GAS
... BUT IT'S EMISSIONS FREE, AND NUCLEAR-WASTE FREE!



FOCUS FUSION
ENERGY BENEFITS
CHEAPER
CLEANER
SAFER
no dams
no batteries
no turbines
direct conversion to electricity
no pollution
no spills
no fracking
no green-house gases
no radioactive waste
no meltdowns
always ON
compact generators
highest energy density
no
power losses



FUSION ENERGY FUEL
2 oil tanker trucks
pB11
+
=
76 tonnes
84 tons (US)
100 g
3.5 oz

Energy Density: oil vs pB11

Fusion Energy - Cheap, Clean and Safe Energy

Direct and Indirect Fossil Fuel Costs are over $10 trillion per year, siphoning money from everyone to a few thousand billionaire shareholders, driving a downwards economic cycle. Check out this global, annual fossil fuels costs breakdown.



$5 T Global Consumption
+$3 T Global Env. Pollution
+$1 T Fossil Fuel Investments
+$1 T Resource Wars
$10 Trillion
annually

Source: IEA

The profits from fossil fuels concentrate resources into the hands of a few thousand "oiligarchs" who control both the global petroleum and the global financial companies.

Fossil fuel expenses and pollution have contributed to the pandemic by weakening the resistance of the population and diverting vital resources away from health services. See full story—30 min video



Why Solar and Wind Can't Do It Alone

Solar and wind lack the power density and continuous availability to replace fossil fuels by themselves. That would require covering 20% of the world's land and strip-mining the ocean bottoms. The amount of land needed for solar and wind farms would take away from lands we need for reforestation. Because the energy density of wind and solar is very low, the world simply can not fully rely on these energy sources. This is why, without fusion, we can't now move away from fossil fuels. They remain the main reliable energy sources of today, the base-load energy sources. Fusion energy with pB11 can easily take over as a base-load energy source.









Dirty

Fossil fuels, producers of carbon and smog, still power 81% of the U.S. energy demand.

Expensive

Clean energy options aren't cheap. Wind and solar are still the most expensive ways to produce electricity.

Intermittent

When clean energy solutions fail, like in the absence of sunlight or wind, we're forced to rely on fossil fuels.

We are on the Fast Path to Fusion Energy

Humanity needs to switch to a more powerful, denser source of energy that can entirely replace fossil fuels. That source is fusion energy. LPPFusion is developing the densest form of fusion, with the most power in the least space. It is what we call Focus Fusion: safe, clean, unlimited and far cheaper than any present-day energy source. We are also on the fast path to fusion. Our **published experimental results** are thousands of times better than that of any other private fusion company, and close to the best



results from government fusion projects with far more resources.

 How Focus Fusion Works    Watch later    Share



- **Helium** is the **only by-product** of our reaction.

- Our technology produces **no radioactive waste.**

- Our two fuel sources, **hydrogen and boron,** are essentially **unlimited.** They come from regular water, seawater, and boron deposits, enough to last billions of years.

- We can spread out our small generators to **decentralize the power grid** and reduce dependency on the fragile grid system.







Focus Fusion Electrodes View From The Bottom, Through The Vacuum Chamber (Not Yet Assembled)

Direct Conversion to Electricity

Since Edison's time, there's been one main way to produce electricity. A heat source — whether it's coal, oil, or nuclear fission — boils water to produce steam that spins the turbine of an electric generator.

Our Focus Fusion generators will be different · Free of expensive turbines and generators, we will produce electricity in a fundamentally different and much cheaper way than previous energy sources. The energy from fusion comes out of the same process that powers the sun and is released in the form of a high-energy, **electrically-charged beam of helium nuclei.** This **electric energy is captured by an electric circuit** by allowing the pulsed beam to generate electric currents through a series of coils, similar to how a transformer or a particle accelerator in reverse works. The process of induction used here has been employed in electrical technology since the 19th century — we've just figured out an efficient way to harness it.



Watch on YouTube

This conversion to electricity can be highly efficient, probably around 70%, and fuel costs will be negligible, as a 5 MW plant will require only 10 pounds of highly-attainable hydrogen-boron (pB11) fuel per year.

A 5 MW Focus Fusion generator, which will not require expensive turbines, will cost around $300,000 and **produce electricity for less than half a cent per kWh,** ten times less than the cheapest current technology.





Focus Fusion's Heart - Tungsten Electrodes

This conversion to electricity can be highly efficient, probably around 70%, and fuel costs will be negligible, as a 5 MW plant will require only 10 pounds of highly-attainable hydrogen-boron fuel per year.

batteries
turbines

A 5 MW Focus Fusion generator, which will not require expensive turbines, will cost around $300,000 and produce electricity for less than half a cent per kWh, ten times less than the cheapest current technology.



FOCUS FUSION
BENEFITS
NO WEATHER-DEPENDENCY
NO DAMS
NO TURBINES
NO BATTERIES
direct conversion to electricity
CHEAPER
FULLY REPLACE FOSSIL FUELS
NO BLACKOUTS
NO RESOURCE WARS
REFORESTATION
LOCALIZED CLEAN POWER
NO LONG-DIST. POWER LOSSES
PROSPERITY
JOBS
SAFER
DECENTRALIZED
pB11 highest energy density
NO MELTDOWN
SUSTAINABLE
NO GREEN-HOUSE GASES
NO POLLUTION
NO SPILLS
NO RADIOACTIVE WASTE
CLEAN AIR
NO FRACKING
ABUNDANT FUEL
PORTABLE
CLEAN ENERGY
small compact generators
CLEAN TRANSPORTATION
MARITIME
SPACE TRAVEL
LOCALIZED POWER
CLEAN ENVIRONMENT
CHEAP ENERGY
HEALTHY ECONOMY
HEALTHY POPULATION
REBUILD INFRASTRUCTURE

Focus Fusion Technology Benefits: right-click or double-click to see a larger image.

Why is LPPFusion Different From Other Fusion Companies


Why is Focus Fusion Moving Faster than Much Bigger Fusi...
Watch later
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We've chosen a far easier path than that pursued by the big government-backed fusion energy research and development efforts. They are trying to stabilize the natural instabilities — wiggliness — of the extremely hot, electrically conducting plasma where the fusion reactions occur. Our strategy is to **use these natural instabilities of plasmas to produce energy, instead of fighting them**. And we use a different fuel — hydrogen-boron (pB11) fuel— which produces no radioactive waste. This allows us to use the dense plasma focus or **DPF device**, that is so small you can hold its heart - the electrodes - in your hands. The DPF device was invented in the 1960's by **other fusion researchers** but we've improved it.


...EXPERIMENTING...
ERIC
IVY
JOSE

 

Left: Syed working under Focus Fusion Experimental Device; FoFu - nick name for Focus Fusion; Right: ICCD image of Plasmoid, colored.

Because we've chosen an easier path, we've already achieved the highest confined temperatures of any fusion device in the world and are second in the race to produce more energy out of our DPF device than goes into it, with only **$9 million** invested so far. We believe **we are way ahead** of many projects with billions behind them and thousands of times ahead of any other privately financed fusion energy R&D projects.

FOCUS FUSION BENEFITS

SUMMARY

1. Cheap, Virtually Unlimited, Hydrogen-Boron (pB11) Fuel

NO searching,
NO drilling,
NO fracking,
NO bad weather

2. pB11 -The Highest Energy Density Fuel

NO spills

3. Safe Clean

NO pollution,
NO radioactive waste
NO waste storing
NO meltdowns

4. Direct Conversion To Electricity!

NO turbines
NO batteries

5. Small Size - Fits In A Garage

NO astronomical costs

6. Decentralized Independent Generators

NO massive blackouts

Your Investment Will Help Make Universal Clean Energy a Reality

We'll use our investment round to fund the final stage of our research that will lead to the **demonstration of net energy production.** Your money will be used to finance at least a year of research, hiring at least one more researcher.

We've proven that we can achieve the **highest confined temperatures** of any fusion device in the world. Our next research step is to prove that we can produce more energy than we put in. Success in this research will enable us, with $50-100 million in additional government and grant funding, to carry out a 3-year engineering and development program that will produce a **working prototype generator** that will eventually be suitable for **mass production.**

Neither governments nor big corporations are funding this research. But you can.



Usually science research projects of national importance for humanity are funded with tax money. But fusion research does not have 4% of the annual budget of the Apollo program, not a half percent of that of the 2003 Iraq War. Unfortunately our government has not invested in fusion, and certainly not in Focus Fusion. Our budget is $700,000 a year--too little for optimum speed.

Historically, those who ruled society stood in the way of the development of new sources of energy, because **control over power production has always been tied up with political and economic power. New ways of producing power threaten the Powers That Be.** When feudal lords were the Powers That Be, they fought against the use of coal, which threatened their fuel **monopoly** based on the woodlands. But those kings and lords were swept aside by revolutions and new types of societies developed fossil fuel power as the basis of the **Industrial Revolution**. Society went forward and those Powers that Be became the **Powers that Were**.



Fusion power threatens the multi-trillion-dollar profits of the fossil-fuel industry and of the world financial system, which has been tightly tied to **petroleum** for decades. Now you have the power to decide if the oil, gas and coal barons--today's Powers That Be--will become the Powers that Were. By funding fusion, you can Flip the Power.

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